Exhibit 99.3

LIZHI INC.

(Incorporated in the Cayman Islands with Limited liability)

(Nasdaq Ticker: LIZI)

FORM OF PROXY FOR THE extraordinary GENERAL MEETING

to be held on January 25, 2024

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of LIZHI INC., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares and Class B ordinary shares, each with par value US$0.0001 per share of the Company (the “Ordinary Shares”) to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at 60 Anson Road, Mapletree Anson, #09-01/02, Singapore 079914, at 2:00 pm (Singapore time) on January 25, 2024, and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on December 22, 2023 (the “Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each holder of Class A ordinary shares is entitled on a poll to one vote for every such share held by him or her and each holder of Class B ordinary shares is entitled on a poll to ten votes for every such share held by him or her. The quorum for the EGM will be holder(s) of shares which carry a majority of all votes attaching to all shares in issue and entitled to vote at such general meeting, which shall also include each Founder (as defined in the second amended and restated memorandum and articles of association).

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office in the Cayman Islands located at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands, with a copy delivered to its offices at Building 3-07A, Yangcheng Creative Industry Zone, No. 309 Middle Huangpu Avenue, Tianhe District, Guangzhou 510655, Republic of China People’s Republic of China, Attention: Chengfang Lu, or by email to luchengfang@lizhi.fm, or (ii) by attending and voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to Building 3-07A, Yangcheng Creative Industry Zone, No. 309 Middle Huangpu Avenue, Tianhe District, Guangzhou 510655, Republic of China People’s Republic of China, Attention: Chengfang Lu, or by email to luchengfang@lizhi.fm, as soon as possible and in any event no later than January 18, 2023 (New York time).

LIZHI INC.

(Incorporated in the Cayman Islands with Limited liability)

(Nasdaq Ticker: LIZI)

FORM OF PROXY FOR THE extraordinary GENERAL MEETING

to be held on January 25, 2024

(or any adjourned or postponed meeting thereof)

I/We, ____________________ of ____________________, being the registered holder of __________________ Ordinary Shares1, each with par value US$0.0001 per share, of LIZHI INC. (the "Company") hereby appoint the Chairman of the EGM2 or _________________, as my/our proxy to attend and act on my/our behalf at the EGM of the Company to be held at 60 Anson Road, Mapletree Anson, #09-01/02, Singapore 079914, at 2:00 pm (Singapore time) on January 25, 2024, and at any adjournment(s) or postponement(s) thereof. My/our proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below, or if no such indication is given, as my/our proxy thinks fit3:

No.	RESOLUTIONS	FOR	AGAINST	ABSTAIN
1.	As a special resolution: THAT the Company’s name be changed from “LIZHI INC.” to “Sound Group Inc.”.

As an ordinary resolution:

THAT each of the directors of the Company be authorized to make filings, take any and all action that might be necessary as such director, in his or her absolute discretion, thinks fit.

Dated	Signature(s)[4]
__________, ______

1	Please insert the number and class (i.e., Class A or Class B) of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	If any proxy other than the Chairman of the EGM is preferred, strike out the words “the Chairman of the EGM or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.